CANNEX SECURITYHOLDERS FORMALLY APPROVE 4FRONT AGREEMENT,
CSE GRANTS CONDITIONAL APPROVAL, TRADING TO RESUME, AND UPDATE
ON THE CLOSING OF THE BUSINESS COMBINATION WITH 4FRONT

Closing of the Business Combination will require consent from U.S. federal antitrust regulators, final court approval of the Plan of Arrangement, and final approval by the CSE

Vancouver, BC, April 26, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX)(OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to announce that securityholders of Cannex have voted overwhelmingly in favour of the business combination (the “Transaction”) with 4Front Holdings, LLC (“4Front”) at a special meeting of securityholders (the “Meeting”) of Cannex held on April 18, 2019. Additional information on the Transaction can be found in the management information circular of Cannex dated March 19, 2019, which is available under Cannex’s SEDAR profile at www.sedar.com.

The Transaction, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”), was approved by 99.97% of holders of common shares of Cannex, 100% of holders of Class A convertible restricted voting shares of Cannex and 100% of the holders of senior convertible notes of Cannex who voted at the Meeting. Cannex will post the voting results under its SEDAR profile.

“We have cleared significant hurdles associated with our business combination with 4Front. Even though the voting agreements had us confident in the outcome of the shareholder vote, 99.97% is a great confirmation on the merits of our merger and its terms for Cannex shareholders,” said Anthony Dutton, CEO of Cannex.

CSE Grants Conditional Approval and to Lift Halt on Stock

The Company is also pleased to announce that the Canadian Securities Exchange (the “CSE”) has conditionally approved the resulting issuer for listing, and will lift the trading halt on April 29th, 2019. Trading will continue as Cannex until the transaction has been completed, at which time the CSE will issue a bulletin announcing the listing of 4Front Ventures Corp.

Update on Business Combination with 4Front

Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as amended, Cannex and 4Front were required to file a pre-Transaction notification to federal antitrust authorities and must observe a waiting period before completing the Transaction. As part of the HSR Act review process, Cannex and 4Front received a request for additional information (the "Second Request") from the US Department of Justice Antitrust Division on April 18, 2019. The Second Request extends the HSR Act waiting period for up to 30 days after Cannex and 4Front have each substantially complied with the Second Request.

Cannex and 4Front are working to substantially comply with the Second Request as quickly as feasible. Based on other recent business combinations within the cannabis space, numerous larger competitors of the combined companies in North America, and limited geographic and business overlap of the companies, both Cannex and 4Front believe that the Transaction does not raise substantial competitive concerns, and that it will enhance competition in nascent markets.

“4Front’s confidence in the benefits of partnering with Cannex have only grown, which is not always the case when navigating months of detailed administrative work and the corresponding issues that surface,” said Josh Rosen, CEO of 4Front.

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Closing of the Transaction remains subject to resolving the Second Request, final regulatory approval, and other customary completion conditions. Upon receipt of such regulatory approval and satisfaction or waiver of all other completion conditions, Cannex and 4Front will make an application to the Supreme Court of British Columbia for the final order in respect of the Transaction. A news release will follow when a hearing of the application for the final order in respect of the Transaction has been scheduled.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

About 4Front Holdings, LLC

4Front is building a next-generation company in the cannabis industry, based upon strategic and aligned leadership, battle-tested operating capabilities, transparent and principled governance, and a commitment to developing and supporting people and communities. Led by a group of professionals with experience in finance, real estate, manufacturing, distribution & logistics, multi-location retail & hospitality operations and talent development & retention, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the globe. For more information, visit 4Front’s website. (www.4frontventures.com).

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The CSE has not reviewed and does not accept responsibility for the adequacy of this news release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements. These forward-looking statements include statements regarding the anticipated closing date of the lifting of the trading halt by the CSE, the ability of Cannex and 4Front to satisfy any competitive concerns raised in the HSR process, the ability of Cannex and 4Front to comply with the Second Request and obtain regulatory approval and satisfy or waive all closing conditions to the Transaction.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. These forward-looking statements reflect the current beliefs of Cannex and are based on information currently available to Cannex and on assumptions that Cannex believes are reasonable. These assumptions include, but are not limited to, the anticipated closing date of the lifting of the trading halt by the CSE and the ability of Cannex and 4Front to obtain regulatory approval and satisfy or waive all closing conditions to the Transaction. Forward- looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Resulting Issuer to be materially different from those expressed or implied by such forward-looking statements. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive regulatory approvals; failure to fulfill or waive any of the conditions precedent to the definitive agreement relating to the Transaction or failure to perform all the necessary steps with respect to the Transaction; the actual results of future operations compared to the forecasted results contained in the forward-looking statements; competition; changes in legislation affecting the Resulting Issuer; the timing and availability of external financing on acceptable terms; and other risk factors.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex’s expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.